FOR IMMEDIATE RELEASE:

                   QUIDEL CORPORATION ACQUIRES APPROXIMATELY
                 93% OF METRA BIOSYSTEMS SHARES IN TENDER OFFER

    SAN DIEGO, CA July 13, 1999 -- Quidel Corporation (NASDAQ: QDEL - news) announced today that its wholly owned subsidiary, MBS Acquisition Corporation, completed its $1.78 per share cash tender offer for all of the outstanding shares of common stock, and the associated rights, of Metra Biosystems, Inc. (NASDAQ: MTRA - news)

    According to the depositary's preliminary report, 11,876,374 shares were tendered and not withdrawn, including 68,793 shares tendered by guaranteed delivery, as of the expiration of the tender offer, representing approximately 93% of the outstanding Metra Biosystems shares. The offer expired at 5:00 p.m., New York City time, on Monday, July 12, 1999. MBS Acquisition Corporation accepted for payment all shares validly tendered according to the terms of the tender offer.

    Quidel plans to proceed with the merger of MBS Acquisition Corporation into Metra Biosystems, in which each remaining outstanding share of Metra Biosystems will be converted into the right to receive $1.78 in cash. MBS Acquisition Corporation has acquired sufficient shares so that approval of the merger is assured.

    After charges related to the transaction, and the consolidation of Metra Biosystems' business into Quidel, Metra Biosystems' results of operations are expected to add to Quidel's earnings. Andre de Bruin, Vice Chairman, President and Chief Executive Officer of Quidel, stated, "We are pleased with the success of the tender offer and look forward to completing our acquisition of Metra Biosystems. Bone health assessment is an important, growing area of medicine and with this acquisition, Quidel will participate substantially in its development." Mr. de Bruin added, "We will now proceed with the transition plan of consolidating operations and reducing overhead costs in order to create a stronger, profitable entity."


    Metra Biosystems has distribution agreements and strategic collaborations with major diagnostic and pharmaceutical companies, including Abbott Laboratories, Beckman-Coulter, Inc., Bayer Corporation, Diagnostic Products Corporation, Sumitomo Pharmaceuticals and others which complement Quidel's corporate partnering strategy. Metra Biosystems develops and commercializes diagnostic products for research and clinical use that provide physicians with comprehensive clinical information regarding the metabolism of bone and other connective tissues. With fourteen immunodiagnostic products, including Pyrilinks-Registered Trademark--D -- the Dpd bone resorption test, and its new QUS-2(TM) calcaneal (heel) ultrasonometer, Metra Biosystems believes it is the only U.S. company to offer both immunodiagnostic and scanning technologies for the assessment and management of bone health.


    Quidel Corporation discovers, develops, manufactures and markets rapid immunodiagnostic products for point-of-care detection of human medical conditions and illnesses. These products provide simple, accurate and cost-effective diagnoses for acute and chronic conditions in the areas of women's health and infectious diseases. Quidel's products are sold to professionals in the physician's office and clinical laboratories, and to consumers through organizations that provide private label, store brand products.

    This press release contains forward-looking statements regarding Quidel and the combined company of Quidel and Metra Biosystems and their future activities within the meaning of the federal securities laws that involve material risks and uncertainties. Many possible factors could affect future financial results and performance, such that actual results and performance may
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differ materially. Difference in operating results may arise because of a number of factors, including, without limitation, Quidel's ability to reduce costs through consolidation of operations, seasonality, adverse changes in competitive and economic conditions in domestic and international markets, actions of major distributors, manufacturing and productions delays or difficulties, adverse actions or delays in product reviews by the FDA, and the lower acceptance of Quidel's new products than forecast. Please see the discussion of these factors in the companies' annual reports, Form 10-K's and Quidel's subsequent quarterly reports on Form 10-Q. Pyrilinks-Registered Trademark--D and QUS-2(TM) are registered trademarks of Metra Biosystems, Inc.

------------------------


CONTACT:
      Quidel Corporation
      Christa Cerciello
      619/646-8031
      Beacon Hill Partners, Inc., New York
      Edward McCarthy
      212/843-8500


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